Item 77.H Change in Control of Registrant

No Change in Control of Credit Suisse Trust Commodity Return
Strategy Portfolio

As of June 29, 2012, IDS Life Insurance Company (Shareholder) owned 13,310,555.273 shares of the Fund, which represented 91.0%
of the Fund. As of December 31, 2012, Shareholder owned 12,267,047.100 shares of the Fund, which represented 92.01% of the Fund. Accordingly, Shareholder continues to be a controlling person of the Fund.